# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Telomir Pharmaceuticals, Inc., CIK 0001971532
CUSIP: 87975F104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 100 SE 2nd Street, Suite 2000 #1009, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-091366
Filed by CIK 0000897610

## Reporting persons
- John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,554,871; shared voting power 0; sole dispositive power 3,554,871; shared dispositive power 0; aggregate amount beneficially owned 3,554,871 (5.169% of the class)
  Comment: The amount of shares of Common Stock reported as beneficially owned by the Reporting Person is based on the amount beneficially owned as of August 14, 2026. The percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 68,774,956 shares of Common Stock outstanding as of August 13, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

## Item 1. Issuer
Name of issuer: Telomir Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 100 SE 2nd Street, Suite 2000 #1009, Miami, FL 33131

## Item 2. Person Filing
Name of person filing: John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity
Address of principal business office or, if none, residence: The business address of Mr. DeJoria is 109 West 7th Street, Suite 200, Georgetown, Texas 78626
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,554,871
Percent of class: 5.169%
Sole power to vote or to direct the vote: 3,554,871
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,554,871
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 24.1 Power of Attorney for John Paul DeJoria (Incorporated by reference).

## Signatures
- John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity: /s/ Matthew R. Bair, Matthew R. Bair, Attorney-in-Fact (08/14/2026)